Exhibit 99.1

Explanation of Responses:

(1)
This Form 4 is filed on behalf of Averill Master Fund, Ltd., a Cayman Islands exempted company (“Averill Master Fund”), Averill Madison Master Fund, Ltd., a Cayman Islands exempted company (“Averill Madison Master Fund” and, together with the Averill Master Fund, the “Funds”), Montanova Capital, LLC, a Delaware limited liability company (“Montanova Capital”), and Aaron Cowen (“Mr. Cowen”) (collectively, the “Reporting Persons”). Montanova Capital is the investment manager of the Funds. Mr. Cowen may be deemed to control Montanova Capital and therefore may be deemed to beneficially own shares of Common Stock (as defined below) held by the Funds. Mr. Cowen disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of any indirect pecuniary interest therein. The securities reported herein are directly held by either Averill Master Fund or Averill Madison Master Fund as noted herein. Each of the Funds and Montanova Capital may be deemed a director by deputization by virtue of David Friedman, M.D., a Managing Director and Senior Analyst at Montanova Capital, serving on the board of directors of the Issuer (as defined below). For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the board of directors of the Issuer approved the acquisition of any direct or indirect pecuniary interest in any and all shares by the Reporting Persons as a result of or in connection with the transactions reported in this Form 4.

(2)	These shares of common stock, par value $0.00001 per share (the “Common Stock”), of Veradermics, Incorporated (the “Issuer”) were sold by Averill Master Fund in an open market transaction.
(3)	These shares of Common Stock of the Issuer were sold by Averill Madison Master Fund in an open market transaction.
(4)
Represents the exercise of pre-funded warrants to purchase Common Stock of the Issuer at an exercise price of $0.00001 per share, subject to adjustment pursuant their terms (the “Pre-Funded Warrants”) directly held by Averill Master Fund acquired as part of the Issuer’s private placement in May 2026.

(5)
Represents the exercise of Pre-Funded Warrants directly held by Averill Madison Master Fund acquired as part of the Issuer’s private placement in May 2026 at a price of $99.9999 per Pre-Funded Warrant.

(6)	The exercise price of each Pre-Funded Warrant was $0.00001 per share, subject to adjustment pursuant to the terms of the Pre-Funded Warrants.
(7)
The Pre-Funded Warrants reflected herein had no expiration date and were exercisable at any time after their applicable original issuance to the extent that immediately prior to or following such exercise, the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, collectively beneficially owned or would have beneficially owned as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, no more than 9.99% of the Common Stock that would have been issued and outstanding following such exercise (the “Beneficial Ownership Limitation”). The number of shares underlying such Pre-Funded Warrants is reported herein without regard to any limitations on exercise contained therein.

(8)
By written notice to the Issuer, Averill Master Fund and Averill Madison Master Fund were permitted to increase or decrease the Beneficial Ownership Limitation applicable to that Fund, together with its affiliates and any members of a Section 13(d) group with such Fund, to any other percentage not in excess of 19.99%; provided that any such increase would not have been effective until the 61st day after such notice was delivered to the Issuer and would not have negatively affected any partial exercise effected prior to such change.